UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 15
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended September 30, 2001, as summarized in Exhibit A.

        This   Certificate  of   Notification  is  filed  pursuant  to  the
Commission's Order in this proceeding.

                          OHIO VALLEY ELECTRIC CORPORATION


                               By: /s/ A. A. Pena
                                   Vice President

Dated:  March 21, 2002

                                 EXHIBIT A

    SHORT TERM      ISSUE     MATURITY           INTEREST      PRINCIPAL                            MATURITY
     DEBT TYPE      DATE        DATE       DAYS   RATE %       BORROWED           INTEREST            VALUE

        BL        07/30/01    08/31/01      32    4.8500    $ 25,000,000.00      $107,777.78     $ 25,107,777.78
        BL        07/26/01    08/28/01      33    4.8125    $  5,000,000.00      $ 22,057.29     $  5,022,057.29
        BL        07/31/01    08/14/01      14    4.8125    $ 10,000,000.00      $ 18,715.28     $ 10,018,715.28
        BL        07/31/01    08/31/01      31    4.3000    $ 20,000,000.00      $ 74,055.56     $ 20,074,055.56
        BL        08/10/01    10/10/01      61    4.6875    $ 40,000,000.00      $317,708.33     $ 40,317,708.33
        BL        08/31/01    10/31/01      61    4.5625    $ 20,000,000.00      $154,618.06     $ 20,154,618.06







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